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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items


1. RadVision Ltd. Press Release dated March 27, 2000.

2. RadVision Ltd. Press Release dated March 28, 2000.

                                                                          ITEM 1

RADVISION

For Immediate Release

Contact:    Karen Gurwitz                            David Seligman
            Dir. Corporate Communications            CFO
            RADVision, Inc.                          RADVision, Ltd.
            Tel: 201.529.4300, x305                  Tel: 972.3.645.5446
            kgurwitz@radvision.com                   Seligman@tlv.radvision.com


          RADVision, The V2oIPTM Experts, Announces Version 2.6 of its
                      Award-Winning H.323 Protocol Toolkit,
          Optimized For Carrier Grade Applications and Embedded Systems

                  MARKET LEADER OFFERS SMALLEST FOOTPRINT WITH
              COMPREHENSIVE ITU FEATURE SET AND HIGHEST PERFORMANCE


Mahwah, NJ, March 27, 2000 -- RADVision, Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced Version 2.6 of its award-winning H.323 Protocol toolkit, optimized for demanding carrier grade applications and embedded systems. RADVision's unique architecture and abstract API provides a highly efficient implementation that addresses the design requirements for a broad class of products including chip sets, hand-held and desktop endpoints, and high-end network infrastructure devices including gateways, gatekeepers, next generation switches and IP service creation platforms.


INNOVATIVE ARCHITECTURE AND ABSTRACT API DELIVERS ADVANCED FUNCTIONALITY, HIGH PERFORMANCE AND COMPACT CODE.

"It takes tremendous technological innovation and know-how to offer the richest set of H.323 features in a 450K footprint that also includes an abstract API to simplify application programming and upgrading. Our abstract API design provides our customers with both flexiblity and important time to market advantage - it's a hallmark of all our V2oIP technology." says Ami Amir, RADVision CEO. According to Amir, "Our engineers are the experts in real-time voice and video technology and products. That's why we are the only vendor to offer H.323 technology that handles the state machines and inter-protocol interactions within our stack. No one can match our combination of rich functionality, speed and compact code."

RADVision's H.323 Protocol Stack includes a package of software modules that performs all the functions needed to establish real-time voice/video/data communication over IP networks, and is part of the RADVision V2oIP toolkit family with also includes MGCP toolkits. Designed to be platform independent, version 2.6 of RADVision's H.323 protocol toolkit will be available for a variety of operating systems including pSOS, VxWorks (Tornado), Windows 98/NT/2000, Solaris Sparc, Alpha, and Linux.


                                     -more-

RADVISION PERFORMANCE CHALLENGE AT VON SPRING FOCUSES ON IMPACT OF NETWORK CONSIDERATIONS ON ASSESSING H.323 PERFORMANCE

At VON Spring 2000 in San Jose during March 27-30, visitors to RADVision's booth #405/407 can participate in the RADVision Performance Challenge and learn all about how to assess H.323 performance in call scenarios of varying complexity. RADVision's Performance Challenge handout includes guidelines for measuring
H.323 performance and presents performance results for version 2.6 running on a 750 Mhz IntelTM Pentium TM III processor-based systems. Performance results range from 1400 call per second for lab tests that do not take network considerations into account to 100 calls per second for more realistic test scenarios which include networking considerations. Performance results are contrasted to real world performance of 40 calls per second for average central office switches in circuit-switched networks.

RADVision's V2oIP family of enabling technology for real-time voice and video communication over IP technology allows OEMs/developers to rapidly bring to market interoperable standards compliant products and services for next generation converged networks. The company's impressive list of IP telephony toolkit licensees includes industry giants and innovative startups. RADVision's
H.323 protocol has been implemented in IP communication products and services from Cisco, HP, Nortel, Siemens, Mitel, Dialogic, Natural Microsystems, Polycom, Telogy Networks, White Pine and many others.


About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision products and technology are used to develop systems that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1.

                                       ###
                            All trademarks recognized

                                                                          ITEM 2

RADVISION




For Immediate Release

Contact:   Karen Gurwitz                              David Seligman
           Dir. Corporate Communications              CFO
           RADVision, Inc.                            RADVision, Ltd.
           Tel: 201.529.4300, x305                    Tel: 972.3.645.5446
           kgurwitz@radvision.com                     Seligman@tlv.radvision.com


        RADVision Ships MGCP Toolkits and Showcases MGCP Interoperability
                             at VON Spring 2000 with
                        Texas Instruments and AudioCodes

   RADVISION MGCP TOOLKITS SUCCESSFULLY TESTED WITH MORE THAN A DOZEN VENDORS
                          AT PACKETCABLE INTEROP EVENT

Mahwah, New Jersey, March 28, 2000 -- RADVision Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced the immediate availability of its suite of MGCP (Media Gateway Control Protocol) toolkits, providing building blocks for Next Generation Media Gateways and Media Gateway Controllers.

NEWEST IP TOOLKITS FROM V2OIP EXPERTS SHIPS AFTER SUCCESSFUL INTEROPERABILITY TESTING

At the recent  MGCP  interop  event  hosted by  PacketCable,  March 6th through 10th, in Denver, CO, RADVision successfully tested its client and server MGCP toolkits with more than a dozen vendors. As the technology leader in standards based building blocks for real-time voice and video over IP communications, RADVision has a longstanding reputation as the champion for interoperability. Since 1996, the company has been a regular participant in interop events hosted by industry consortia bodies such as the IMTC, and more recently, at PacketCable and SoftSwitch MGCP interops.

At VON Spring 2000 in San Jose, California, from March 28 to 30, RADVision will be demonstrating MGCP interoperability with Texas Instruments, (NYSE:TXN), the world's market leader in digital signal processors (DSP), analog, and software for voice over packet applications, and AudioCodes Ltd. (NASDAQ:AUDC), a leading provider of enabling technologies and communication system components for voice over packet networks. The demonstration will show interoperability between AudioCode and TI's Media Gateways software and RADVision's simulated IP Phone and Call Agent using RADVision's MGCP stack.

MGCP separates the signaling, call control and media internetworking into distinct, logical entities for gateway decomposition architectures. MGCP-based products and services include two sub-components, the Media Gateway and the Media Gateway Controller. The Media Gateway is responsible for handling media endpoints, resources and connections. MGCP is a complementary protocol to H.323 that was designed for direct session setup and control between intelligent endpoints on an IP network.

                                     -more-

RADVision's first generation MGCP toolkits are based on the latest MGCP specification -- MGCP 1.0, and support the MGCP/NCS profile adopted by the CableLabsTM consortium. The IETF (Internet Engineering Task Force) and ITU-T (International Telecommunications Union - T) are working closely on the development of MGCP. The new protocol that is evolving out of this joint effort is the H.248/MEGACO. As a participant in this effort, RADVision was able to design its MGCP toolkits in a way that allows for easy migration to compliance with the emerging H.248/MEGACO protocol.

The evolution of the MGCP, its architecture and relationship to H.323 are discussed in a RADVision MGCP overview, available at RADVision's booth #405 at VON. After March 30th, the overview will be available on the RADVision website.

RADVision's MGCP toolkits are the newest addition to its family of V2oIP developer toolkits for real-time voice and video over IP. All RADVision toolkits are modular and include extensive APIs, which can be tailored to suit customers' needs. RADVision's new family of MGCP toolkits includes:


o    MGCP MGC protocol for building MGCP compliant Media Gateway Controllers

o    MGCP MG protocol for building MGCP compliant voice over IP Media Gateways

o    Testing Tools: IP Phone, Call Agent & Monitor

o    Standard set of optional MGCP packages

o SNMP Agent/Sub Agent MIBs Interface for Network Management with Java GUI Configuration Applet

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision products and technology are used to develop systems that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1.


                                       ###

                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                    Chief Financial Officer


Dated: April 11, 2000